FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: June 21, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	The Carlyle Group and Kyocera’s Acquisition of DDI Pocket Agreed with KDDI

June 21, 2004

The Carlyle Group

Kyocera Corporation

KDDI Corporation

The Carlyle Group and Kyocera’s Acquisition of DDI Pocket Agreed with KDDI

The Carlyle Group (Head office: Washington D.C., the United States; Representative in Japan: Tamotsu Adachi, hereinafter referred to as “Carlyle”), Kyocera Corporation (Head office: Fushimi-ku, Kyoto, Japan; President: Yasuo Nishiguchi; hereinafter referred to as “Kyocera”), KDDI Corporation (Head office: Shinjuku-ku, Tokyo, Japan; President: Tadashi Onodera; hereinafter referred to as “KDDI”) and DDI Pocket, Inc. (Headquarters: Minato-ku, Tokyo, Japan; President: Takeo Yamashita; hereinafter referred to as “DDI Pocket”) reached an agreement today whereby a consortium of Carlyle and Kyocera would acquire the business of DDI Pocket, a subsidiary of KDDI.

Under the agreement, the company that succeeds DDI Pocket’s business (the “NewCo”) would be owned 60% of its equity by Carlyle, 30% by Kyocera and 10% by KDDI. In order to enhance its focus in its core business, KDDI, which currently owns approximately 81% equity of DDI Pocket, would hold a 10% stake. Kyocera, which currently owns approximately 13% of DDI Pocket, would invest in 30% to expand its focus on PHS related products business. Carlyle would become the controlling shareholder. This acquisition assumes that, and an agreement has been reached whereby, the current management of DDI Pocket will continue its involvement in the management of NewCo. It is also assumed that current DDI Pocket employees will remain with the business, with no employment adjustments planned, and it is our basic policy that current employee’s compensation and benefits will not be worse than they are currently, for the foreseeable future. Given that the management and employees will continue in their current roles, we believe that the transaction will have no impact on existing customers and business partners of DDI Pocket.

DDI Pocket’s subscribers have been increasing over the last several years in its core service of flat-rate mobile data communication services (Air H”), and DDI Pocket has been growing strongly as the leader in the mobile data communications market. Carlyle highly regards DDI Pocket’s PHS business, especially DDI Pocket’s medium- to long-term competitive advantage and growth potential in the corporate mobile data communications market. KDDI had been considering the best option for DDI Pocket’s business. This agreement is a result of Carlyle forming a consortium with Kyocera and approaching KDDI regarding a potential investment in DDI Pocket, and KDDI’s decision to accept the proposal in light of its renewed focus in its core businesses.

Carlyle has a broad range of global investment experience in the telecommunications sector. Kyocera has not only been a major vendor to DDI Pocket, but also has been supporting DDI Pocket’s business through technology development and commercialization for the development of the PHS business since its earliest stages. Under the powerful support from these two companies, NewCo will take advantage of its core strength in PHS, including its 160,000 base station equipment nationwide and its established position as a market leader as well as cost competitiveness and other strengths of PHS. NewCo will aggressively develop the business, by offering new services, particularly by increasing communication speeds to provide more advanced, more cost competitive and more convenient mobile data communication services at flat rates. Based on these service offerings, NewCo will seek to grow the business through aggressive marketing efforts, particularly in the corporate data communications market, which is expected to expand further in the future.

Carlyle Group Representative in Japan Tamotsu Adachi made the following comments regarding the transaction: “Telecommunications investments are one of Carlyle’s areas of strengths and Carlyle has a track record of success globally. Looking at operations of DDI Pocket from various angles, we concluded that DDI Pocket’s PHS business is expected to see growth as the company maintains a strong competitive edge going forward. We have been particularly impressed by the knowledge and experience of the current DDI Pocket management in the PHS business and we look forward to working in an attempt to enhance the enterprise value of DDI Pocket. In conclusion, we believe that this transaction provides the best opportunity for Carlyle to serve for further development of PHS, a telecommunications technology originated in Japan.”

Kyocera President Yasuo Nishiguchi commented: “The PHS business run by DDI Pocket has recently been producing steady results through deployment of competitive flat rate mobile data communication services. With further expansion of NewCo’s business under the new shareholders going forward, we believe we can strengthen our domestic communication system equipment business operating base, in addition to our business expansion in foreign markets. We believe that this joint investment with Carlyle, which has a deep track record in telecommunications investments, will provide strong support for further development of NewCo.”

Tadashi Onodera, President of KDDI, also made the following statement: “With its unique position, DDI Pocket has had a strong operation, but we have been discussing what will be the best for us, from the viewpoint of focusing on our core business, as well as for DDI Pocket’s customers. We approached multiple parties and concluded that this proposal is a very attractive scheme for us as well as for DDI Pocket’s business, and we reached agreement today.”

DDI Pocket President Takeo Yamashita said as follows. “With the support of new shareholders, we are confident that we can realize the business potential of PHS more than before. Combining Carlyle’s global investment experience in telecommunications, collaboration with Kyocera, our partner since inception, and continued collaboration with KDDI, our senior management and employees will work together to create new added value.”

Transaction Overview

The entire operations of DDI Pocket will be separated and merged into a special purpose company held by the Consortium, in which Carlyle, Kyocera and KDDI invest, in exchange for which the Consortium will pay ¥220.0 billion in cash. Any cash remaining after repayment of net interest-bearing debt of DDI Pocket outstanding at closing will be paid to existing DDI Pocket shareholders, after which DDI Pocket will be liquidated.

The estimated timetable for the transaction is as follows:

June 21, 2004	Signing of agreement;
Around August 10, 2004	Corporate split of DDI Pocket approved at its general shareholders meeting
October 1, 2004	Corporate split and merger of the entire DDI Pocket business (Begin business as NewCo) become effective;
Around October 15, 2004	Complete corporate split registration; and Trigger effectiveness of the escrow agreement.
During Fiscal Year 2005/3	Liquidation of DDI Pocket

The transaction will take the form of a leveraged buyout, raising acquisition funds from non-recourse loans through a syndicate of domestic and foreign financial institutions, and equity capital from the Consortium and KDDI. Subject to approval for corporate split by the general meeting of DDI Pocket shareholders and other requirements, the transaction is expected to close by October 1, 2004. Subsequently, DDI Pocket will be liquidated.

This scheme has been chosen after careful consideration of various risks and transaction costs involved in this Transaction which constitutes not only a change in control but also the refinancing of all the debt.

— Contacts at Each Company Regarding this Transaction —

The Carlyle Group: Weber Shandwick Worldwide Inc. TEL03-5208-4350

Kyocera Corporation: Head office corporate public relations TEL: 075-604-3727; Tokyo corporate public relations TEL: 03-3274-1577

KDDI Corporation: Public relations department TEL: 03-6678-0690

Apart from statements of historical fact, this press release may contain statements of future projections. These future projections include known and unknown information, uncertain factors and other factors. Please note that, because of these factors, forward looking statements, business activity, deployment or financial states, whether explicitly stated or included in, statements of future projections could differ materially from actual results.

***

[Schedule 1]

About Carlyle

The Carlyle Group is one of the world’s largest private equity company and has under management 18.3 billion US dollar (approximately 2 trillion yen), and since establishment in 1987 317 investment track record. There are 545 members of staff in 14 countries worldwide involved in investment activities of buyouts, venture, real estate, high-yield bonds, turn-around in the areas of manufacturing, consumer goods, energy, healthcare, telecom/media, transportation and other industries. In Japan, there are 15 investment professionals who are mainly Japanese, and based on a pro-management principle, conduct investment activities oriented towards management buyouts by current management of operating division of large corporations or middle-sized companies.

About Kyocera

The Kyocera Group comprises of over 170 subsidiaries and affiliates around the world, has approximately 58,000 employees, and had consolidated sales of 1,140 billion yen in March 2004. Currently, the company has a wide range of businesses including fine ceramics and other electronic parts, solar power generating systems, mobile handsets, and PHS handsets and base stations. In recent years, Kyocera has been focusing on three industrial fields of “Information and Communications”, “Environmental Preservation”, and “Quality of Life” as target markets for the 21st century, and concentration of group’s management resources in these fields is proving Kyocera’s comprehensive strengths. Information and Communications industry market is an important field in supporting the Ubiquitous Network Age which evolves rich communication, and Kyocera comprehensively provides various tools including parts, equipments, services, and networks. Kyocera aims to contribute to the ever expanding global network society.

(1) Corporate Name:	Kyocera Corporation
(2) Representative:	Yasuo Nishiguchi
(3) Head Office:	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto
(4) Established:	April 1, 1959
(5) Business Description:	Fine Ceramic, Electronic Device, Equipments, Other Businesses
(6) Capital:	115,703 million yen
(7) Shares Outstanding:	191,309,290 shares
(8) Financial Year End:	March
(9) Number of Employees:	13,604 (as of March end 2004)

About KDDI

KDDI is a diversified telecommunication operator formed by the merger of DDI, KDD and IDO in 2000, and is the only domestic company that provides both mobile communication service and broadband service. The number of subscribers to the mobile phone services under the au and TuKa brands is over 21 million, and fixed-line subscribers (“MyLine”) is approximately 8.5 million. The 73 KDDI group companies had approximately 13,000 employees and amount of consolidated net sales in FY2004/3 was 2,846.1 billion yen. At KDDI, aggressive improvement of communication environment in preparation for the coming ubiquitous network society is underway and KDDI is aiming to become a “ubiquitous solution company” which provides high value-added solutions.

(1) Corporate Name:	KDDI Corporation
(2) Representative:	Tadashi Onodera
(3) Head Office:	2-3-2, Nishishinjuku, Shinjuku-ku, Tokyo, Japan
(4) Established:	June 1, 1984
(5) Business Description:	Telecommunication Business
(6) Capital:	141,851 million yen
(7) Shares Outstanding:	4,240,880 shares
(8) Financial Year End:	March
(9) Number of Employees:	8,985 (as of March end 2004)

About DDI Pocket

DDI Pocket is Japan’s largest PHS operator, established in 1994. Consumer and business users combined, 3 million customers use DDI Pocket’s voice and data communication services. Centered on the first wireless nationwide flat rate AirH” service, DDI Pocket will provide further developed PHS services going forward, as the leading company in PHS.

(1) Corporate Name:	DDI Pocket, Inc.
(2) Representative:	Takeo Yamashita
(3) Head Office:	3-4-7, Toranomon, Minato-ku, Tokyo, Japan
(4) Established:	July 1, 1994
(5) Business Description:	Telecommunication Business
(6) Capital:	75,251 million yen
(7) Shares Outstanding:	250,420 shares
(8) Financial Year End:	March
(9) Number of Employees:	818 (as of March end 2004)

[Schedule 2] DDI Pocket Transfer Scheme

                    Step 1: October 1                             Step 2: Mid-October Step                   Step 3: During the fiscal year